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:OMMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED AUG 2 9 2006 WASH, D.C. 209 SECTION

SEC FILE NUMBER
8-27394

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2005 (MM/DD/YY) AND ENDING June 30, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GIT INVESTMENT SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 North Moore Street, Suite M1E
(No. and Street)

Arlington, VA 22209-1903
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Meg Goodman (301) 652-1616 ext.2268
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Johnson Lambert & Co.
(Name – *if individual, state last, first, middle name*)

3110 Fairview Park Srive, Suite 800, Falls Church, VA 22042
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 13 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Meg Goodman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GIT Investment Services, Inc., as of June 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer
Title

Notary Public

PAMELA SUANNE CHASE
Notary Public, State of Maryland
County of Anne Arundel
My Commission Expires February 1, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHNSON LAMBERT & CO. LLP
CPAs AND CONSULTANTS

GIT Investment Services, Inc.

Statement of Financial Condition

As of June 30, 2006
with Report of Independent Auditors

GIT Investment Services, Inc.

Audited Financial Statements

June 30, 2006

Contents

JOHNSON LAMBERT & CO. LLP
CPAs AND CONSULTANTS

Report of Independent Auditors

Board of Directors
GIT Investment Services, Inc.

We have audited the accompanying statement of financial condition of GIT Investment Services, Inc. (the Corporation) as of June 30, 2006. This financial statement is the responsibility of the Corporation's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of GIT Investment Services, Inc. at June 30, 2006 in conformity with accounting principles generally accepted in the United States.

Johnson Lambert & Co. LLP

Falls Church, Virginia
July 19, 2006

GIT Investment Services, Inc.

Statement of Financial Condition

June 30, 2006

Assets	
Cash and cash equivalents	$ 337,619
Deposits with clearing broker	50,000
Investment securities	60,164
Fees receivable	11,201
Total assets	$ 458,984
Liabilities and stockholders' equity	
Liabilities:	
Due to clearing broker	$ 1,224
Due to affiliate	10,082
Total liabilities	11,306
Stockholders' equity:	
Common stock, $1 par value; 50,000 shares authorized; 3,716 and 3,088 shares issued and outstanding	3,716
Additional paid-in capital	394,857
Retained earnings	66,190
Accumulated other comprehensive loss	(17,085)
Total stockholders' equity	447,678
Total liabilities and stockholders' equity	$ 458,984

See notes to the financial statements.

GIT Investment Services, Inc.

Notes to Financial Statements

As of June 30, 2006

1. Organization

GIT Investment Services, Inc. (the Corporation) is a registered broker/dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. The Corporation provides security brokerage services primarily to individual investors. In May 2003, the Corporation began trading under the name Clarendon Securities. The Corporation is located in Arlington, Virginia, and is a wholly-owned subsidiary of Bankers Finance Capital Corp. (BFCC). The Corporation and BFCC operate under common control with Presidential Bank, FSB.

2. Significant Accounting Policies

Basis of Reporting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Corporation considers all highly liquid investments, including money market funds with original maturities of 90 days or less, to be cash equivalents. At June 30, 2006, 97.1% of the balance of cash and cash equivalents represents amounts invested in the Prime Fund-Capital Reserves money market fund held through National Financial Services, LLC (NFS).

Investment Securities

Investment securities with readily determinable market values are classified as available-for-sale and are reported at fair value, based on published market prices. Unrealized gains and losses are reported as accumulated other comprehensive income, a separate component of shareholders' equity. Realized gains and losses are recognized on a specific cost identification basis.

All of the investment securities are invested in NASDAQ Stock Market, Inc. common stock. The stock was purchased during the 2006 fiscal year and as of June 30, 2006 had unrealized losses of $17,085. These securities were acquired at a discount from the public offering price and are subject to a 360-day lockup period, which expires February 10, 2007.

3. Clearing Agreement

The Corporation acts as an introducing broker in the execution of security transactions on behalf of its customers. Under an agreement with NFS, the cash and margin brokerage accounts of the Corporation's customers are carried by NFS on a fully disclosed basis. The clearing agreement also provides that NFS shall perform certain other services relating to clearing and maintaining customer accounts.

Pursuant to this agreement, the Corporation is required to maintain a minimum deposit of $50,000 to secure obligations related to the execution of securities transactions. The agreement may be terminated by either party upon 60 days prior written notice.

4. Income Taxes

The Corporation is an S Corporation for tax purposes as defined in Subchapter S of the Internal Revenue Code. Generally an S Corporation is not subject to income taxes but rather items of income, gains, losses, deductions and credits pass through to the corporation's stockholders in determining their individual tax liabilities. Accordingly, the Corporation has no provision for income taxes.

5. Related Party Transactions

The Corporation shares certain facilities and personnel with Presidential Bank and BFCC. Under an agreement between BFCC and the Corporation, BFCC also provides certain operational support services, including the maintenance and preservation of books and records appropriate to a registered broker/dealer, among others. The amounts paid by the Corporation to Presidential Bank for shared facilities include any direct costs incurred by the Corporation plus an allocable portion of rent, utilities and other related costs incurred by Presidential Bank as a result of the joint occupancy, plus an amount equal to 15% of the total of all direct and allocable costs. Because of the affiliation between the Corporation and Presidential Bank, amounts reimbursed may not be representative of amounts that would have been paid had such services and facilities been obtained from third parties. However, pursuant to applicable banking regulations, Presidential's Board of Directors has made a good faith determination that Presidential's arrangements for shared facilities with the Corporation are consistent with those that would apply to unaffiliated entities. As of June 30, 2006 there is an accrual for $10,082 due to BFCC.

5. Related Party Transactions (Continued)

Under the arrangement to share facilities with Presidential Bank, the Corporation expects to make payments through the duration of Presidential's current office lease through October 2008.

Expected future minimum payments to Presidential Bank approximate the following for the years ending June 30:

2007	$	18,200
2008		18,700
2009		6,300
Total	$	43,200

The Corporation's agreement to share facilities with Presidential Bank and to make foregoing payments is cancelable by either party upon 30 days written notice to the other party.

At June 30, 2006, the Corporation had $9,637 on deposit with Presidential Bank, a federally insured depository institution.

6. Guarantees – Indemnifications

In the normal course of its business, the Corporation indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Corporation could be required to make under these indemnifications cannot be estimated. However, the Corporation believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

7. Stock Transactions

In February 2006, the Board authorized the sale of 628 shares of its common stock at a price of $122.95 per share to BFCC. This increased the shares outstanding to 3,716.

8. Regulatory Requirements

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule, as amended (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2006, the Corporation had net capital of $368,741 which was $118,741 in excess of its required net capital of $250,000 and a ratio of aggregate indebtedness to net capital of 0.03 to 1.

The Corporation is exempt from the requirement of the Securities and Exchange Commission Customer Protection Rule, Rule 15c3-3, to maintain a special reserve bank account, in that the Corporation's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the rule.